Dreyfus Connecticut Intermediate Municipal Bond Fund

ANNUAL REPORT March 31, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Connecticut Intermediate Municipal Bond Fund covers the 12-month period from April 1, 2003, through March 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, James Welch.

Municipal bonds generally continued to rally during the reporting period, despite heightened market volatility and the onset of a stronger U.S. economy. Although recovering economies historically have given rise to inflationary pressures, which have tended to hinder returns from the more interest-rate-sensitive areas of the tax-exempt bond market, the current cycle has been different to date. Sluggish job growth has helped forestall potential inflationary factors, and a rising supply of municipal bonds has supported their yields compared to comparable taxable bonds, benefiting performance.

Although our analysts and portfolio managers work hard to identify trends that may move the markets, no one can know with complete certainty what lies ahead for the U.S. economy and the municipal bond market. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 15, 2004



DISCUSSION OF FUND PERFORMANCE

James Welch, Portfolio Manager

How did Dreyfus Connecticut Intermediate Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended March 31, 2004, the fund achieved a total return of 4.02%.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 5.60% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Other States Intermediate Municipal Debt Funds category was 3.96%.[3]

Although the market was volatile in a recovering economy, municipal bonds generally ended the reporting period with prices slightly higher than where they began. The fund's performance was roughly in line with that of its Lipper category average, despite realizing a slight drop in the net asset value ("NAV") after several of the funds' housing bonds were "called" during the summer of 2003. The fund's return was lower than that of the Index, mainly because the Index contains bonds from many states, not just Connecticut, and does not reflect fund fees and other expenses.

What is the fund's investment approach?

The fund seeks as high a level of income exempt from federal and Connecticut state income taxes as is consistent with the preservation of capital.

To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal and Connecticut state personal income taxes. The dollar-weighted average maturity of the fund's portfolio ranges between three and 10 years. Although the fund currently intends to invest only in investment-grade municipal bonds, or the unrated equivalent as determined by Dreyfus, it has the ability to invest up to 20% of its assets in municipal bonds of below investment-grade credit quality.

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with the portfolio manager's changing views of the current interest-rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

When the reporting period began, tax-exempt bonds continued to rally in anticipation of lower interest rates from the Federal Reserve Board (the "Fed"). Indeed, in late June 2003, the Fed reduced the federal funds rate to 1%, a 45-year low. Shortly thereafter, however, the economy began to recover more robustly, raising concerns that interest rates might begin to rise. Consequently, in the summer of 2003, municipal bonds suffered one of the most severe six-week declines in their history. Although the market subsequently recovered gradually, it continued to be affected by heightened day-to-day volatility.

Despite the economic recovery, many states and municipalities continued to face fiscal challenges. When tax revenues fell short of projections, Connecticut took steps to balance its 2004 budget by cutting spending and raising taxes on the sale of alcohol, tobacco products and gasoline. Nonetheless, the state's budget shortfall was more modest than that of many other states, and there was little need for the state to increase issuance in the tax-exempt bond market. As a result, the supply of Connecticut municipal bonds remained relatively tight. However, a rising supply of municipal securities on the national level kept upward pressure on tax-exempt yields, and at times during the reporting period, tax-exempt yields equaled those of comparable taxable securities.

In seeking to manage the fund with respect to market volatility, we maintained an average duration that we considered to be modestly shorter than that of its benchmark. When making new purchases, we focused primarily on highly-rated or insured securities[4] with maturities in the seven- to 10-year range, including bonds that are backed by the property taxes collected by localities. In contrast, we made no additions to the fund's holdings of the state's uninsured general obligation debt during the reporting period.

On the other hand, the fund's returns were hindered early during the reporting period when Connecticut redeemed bonds it had issued on behalf of its housing program. Because these higher-yielding bonds had been valued at a premium but were "called" at their face values, the fund's NAV fell marginally when they were redeemed.

What is the fund's current strategy?

We have continued to position the fund conservatively by maintaining a relatively short average duration and emphasizing high-quality securities. In our view, this positioning is appropriate in a recovering economy that carries the risk that interest rates may rise.

April 15, 2004

[1]   *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Connecticut residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2]   *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3]   *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*

[4]   *Insurance on individual securities extends to the repayment of principal and the payment of interest in the event of default. It does not extend to the market value of the fund's securities or the value of the fund's shares.*

FUND PERFORMANCE



20,000

Dreyfus Connecticut
Intermediate Municipal Bond Fund ──────
Lehman Brothers 7-Year Municipal Bond Index† ....

$18,591

17,500

$16,976

Dollars

15,000

12,500

10,000

94   95   96   97   98   99   00   01   02   03   04

Years Ended 3/31

Comparison of change in value of $10,000 investment in Dreyfus Connecticut Intermediate
Municipal Bond Fund and the Lehman Brothers 7-Year Municipal Bond Index

Average Annual Total Returns *as of 3/31/04*

	1 Year	5 Years	10 Years
Fund	**4.02%**	**4.75%**	**5.44%**

† *Source: Lipper Inc.*
Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
The above graph compares a $10,000 investment made in Dreyfus Connecticut Intermediate Municipal Bond Fund on 3/31/94 to a $10,000 investment made in the Lehman Brothers 7-Year Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
The fund invests primarily in Connecticut municipal securities and maintains a portfolio with a weighted average maturity ranging between 3 and 10 years. The fund's performance shown in the line graph takes into account fees and expenses. The Index is not limited to investments principally in Connecticut municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged, total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

STATEMENT OF INVESTMENTS

March 31, 2004

Long-Term Municipal Investments—96.6%	Principal Amount ($)		Value ($)
Connecticut—73.7%			
Bridgeport 6%, 9/1/2006 (Insured; AMBAC)	1,750,000		1,931,387
Connecticut:			
5.25%, 3/15/2010 (Insured; MBIA)	5,100,000		5,690,478
5.25%, 12/15/2010	50,000		57,440
5.25%, 12/15/2010 (Insured; FSA)	2,200,000		2,531,694
5.375%, 12/15/2010 (Insured; MBIA)	4,100,000		4,749,358
9.077%, 12/15/2010	1,250,000	a,b	1,621,988
5.75%, 6/15/2011	30,000		35,034
10.077%, 6/15/2011	1,500,000	a,b	2,003,385
5.125%, 11/15/2013	1,500,000		1,687,410
5.50%, 12/15/2014 (Insured; FSA)	3,155,000		3,737,445
Airport Revenue (Bradley International Airport)			
5.25%, 10/1/2017 (Insured; FGIC)	2,275,000		2,430,314
(Clean Water Fund) Revenue:			
5.40%, 6/1/2007 (Prerefunded 6/1/2004)	1,805,000	c	1,854,258
5.125%, 7/1/2007 (Insured; MBIA)	2,000,000		2,074,820
Special Tax Obligation Revenue			
(Transportation Infrastructure):			
5.25%, 9/1/2007	1,115,000		1,239,467
5.25%, 9/1/2007 (Insured; MBIA)	1,360,000		1,514,686
5.375%, 9/1/2008	2,500,000		2,829,825
5.50%, 11/1/2012 (Insured; FSA)	4,180,000		4,907,111
5.375%, 7/1/2013 (Insured; FSA)	1,000,000		1,144,310
Connecticut Development Authority, Revenue:			
(Duncaster Project) 5.50%, 8/1/2011 (Insured; FGIC)	2,405,000		2,708,920
First Mortgage Gross:			
(Church Homes, Inc.) 5.70%, 4/1/2012	1,990,000		2,011,353
(Elim Park Baptist) 5.375%, 12/1/2011	1,765,000		1,806,142
Pollution Control 3%, 6/1/2026	2,500,000		2,503,175
Connecticut Health and Educational			
Facilities Authority, Revenue:			
(Connecticut State University System)			
5%, 11/1/2016 (Insured; FGIC)	1,000,000		1,095,440
(Greenwich Hospital)			
5.75%, 7/1/2006 (Insured; MBIA)	1,000,000		1,093,070
(Hospital for Special Care) 5.125%, 7/1/2007	1,400,000		1,384,852
(New Haven) 6.625%, 7/1/2016	2,000,000		2,102,280
(Park Fairfield Health Center) 6.25%, 11/1/2021	2,500,000		2,749,525
(Saint Marys Hospital) 6%, 7/1/2005	1,070,000		1,089,153
(Stamford Hospital)			
5.20%, 7/1/2007 (Insured; MBIA)	2,210,000		2,412,966
(University of New Haven) 6%, 7/1/2006	400,000		418,208

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Connecticut (continued)		
Connecticut Health and Educational Facilities Authority, Revenue (continued):		
(Windham Community Memorial Hospital)		
5.75%, 7/1/2011	730,000	783,035
(Yale New Haven Hospital)	1,000,000	1,094,320
5.50%, 7/1/2013 (Insured; MBIA)		
Connecticut Higher Education Supplemental Loan Authority, Revenue (Family Education Loan Program):		
5.70%, 11/15/2004	705,000	708,208
5.80%, 11/15/2005	960,000	964,627
5.90%, 11/15/2006	1,010,000	1,015,121
5.50%, 11/15/2008	1,010,000	1,023,645
5.60%, 11/15/2009	1,075,000	1,089,889
5.625%, 11/15/2011 (Insured; AMBAC)	860,000	908,220
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)		
5.65%, 11/15/2007	290,000	295,330
Connecticut Resource Recovery Authority, Revenue:		
(American Refunding-Fuel Co) 5.50%, 11/15/2015	3,250,000	3,416,368
(Bridgeport Resco Co. LP Project) 5.375%, 1/1/2006	2,500,000	2,668,675
(Mid-Connecticut System) 5.50%, 11/15/2012	1,000,000	997,900
Danbury 5.25%, 8/15/2004	815,000	827,853
Fairfield:		
5.50%, 4/1/2011	2,030,000	2,366,391
5%, 1/1/2013	1,000,000	1,133,520
Greenwich Housing Authority, MFHR (Greenwich Close) 6.25%, 9/1/2017	2,000,000	2,032,580
Hamden 5.25%, 8/15/2014 (Insured; MBIA)	1,000,000	1,138,470
Hartford, Package System Revenue 6.40%, 7/1/2020	1,000,000	1,053,100
Middletown 5%, 4/15/2008	1,760,000	1,945,222
New Canaan:		
5.25%, 2/1/2009 (Prerefunded 2/1/2006)	550,000 c	587,851
5.30%, 2/1/2010 (Prerefunded 2/1/2006)	650,000 c	695,318
New Haven:		
5.25%, 8/1/2006 (Insured; FGIC)	1,200,000	1,282,824
5.25%, 11/1/2011 (Insured; FGIC)	1,335,000	1,535,490
5.375%, 11/1/2013 (Insured; FGIC)	1,420,000	1,634,065
(Air Rights Parking Facility Revenue):		
5.375%, 12/1/2011 (Insured; AMBAC)	1,165,000	1,350,002
Norwich 5.75%, 9/15/2005 (Prerefunded 9/15/2004)	875,000 c	911,260
Ridgefield 5%, 3/1/2011	1,790,000	2,028,679

8

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Connecticut (continued)		
South Central Regional Water Authority, Water System Revenue		
5.25%, 8/1/2011 (Insured; MBIA)	1,500,000	1,730,970
University of Connecticut:		
5.25%, 2/15/2012	2,000,000	2,291,180
5.75%, 3/1/2013 (Insured; FGIC, Prerefunded 3/1/2010)	1,850,000 c	2,172,603
Westport:		
5%, 8/15/2013	1,400,000	1,594,586
5%, 8/15/2016	1,500,000	1,681,455
5%, 8/15/2017	3,470,000	3,866,274
U.S. Related—22.9%		
Childrens Trust Fund, Tobacco Settlement Revenue:		
5%, 5/15/2011	1,430,000	1,483,225
5.75%, 7/1/2012 (Prerefunded 7/1/2010)	1,500,000 c	1,767,570
5.75%, 7/1/2013 (Prerefunded 7/1/2010)	1,300,000 c	1,531,894
5.75%, 7/1/2014 (Prerefunded 7/1/2010)	4,000,000 c	4,713,520
Commonwealth of Puerto Rico:		
5.30%, 7/1/2004 (Insured; MBIA)	55,000	55,590
5.30%, 7/1/2004 (Insured; MBIA)	945,000	955,140
(Public Improvement):		
5.25%, 7/1/2012 (Insured; FSA)	2,600,000	2,996,890
5.25%, 7/1/2014 (Insured; MBIA)	1,000,000	1,159,400
5.50%, 7/1/2016 (Insured; FGIC)	3,270,000	3,850,654
Guam Economic Development Authority, Tobacco Settlement:		
0/5.20%, 5/15/2012	795,000 d	659,937
0/5.45%, 5/15/2016	1,445,000 d	1,145,061
5%, 5/15/2022	305,000	305,726
Puerto Rico Electric Power Authority, Power Revenue:		
6.125%, 7/1/2009 (Insured; MBIA)	4,000,000	4,736,120
5%, 7/1/2011	3,000,000	3,337,560
Virgin Islands Public Finance Authority, Revenue:		
Gross Receipts Taxes Loan:		
5.625%, 10/1/2010	1,000,000	1,089,640
6.375%, 10/1/2019	3,000,000	3,393,450
Matching Fund		
5.50%, 10/1/2008	1,500,000	1,656,960
Total Long-Term Municipal Investments		
(cost $137,990,867)		**147,078,862**

Short-Term Municipal Investments−1.6%	Principal Amount ($)	Value ($)
Connecticut Health and Educational Facilities Authority, Revenue, VRDN (Quinnipiac University) 1.12% (cost $2,400,000)	2,400,000 ᵉ	**2,400,000**
Total Investments (cost $140,390,867)	**98.2%**	**149,478,862**
Cash and Receivables (Net)	**1.8%**	**2,811,514**
Net Assets	**100.0%**	**152,290,376**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company	**MFHR**	Multi-Family Housing Revenue
FSA	Financial Security Assurance	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	59.4
AA		Aa		AA	16.6
A		A		A	6.0
BBB		Baa		BBB	14.1
BB		Ba		BB	.9
F1		MIG1/P1		SP1/A1	1.6
Not Rated [f]		Not Rated [f]		Not Rated [f]	1.4
					100.0

[a] *Inverse floater security—the interest rate is subject to change periodically.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2004, these securities amounted to $3,625,373 or 2.4% of net assets.*

[c] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[d] *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

[e] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[f] *Security which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	140,390,867	149,478,862
Cash		1,039,206
Interest receivable		1,956,918
Receivable for shares of Beneficial Interest subscribed		94,190
Prepaid expenses		13,157
		152,582,333
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(a)		85,321
Payable for shares of Beneficial Interest redeemed		143,740
Accrued expenses		62,896
		291,957
Net Assets ($)		**152,290,376**
Composition of Net Assets ($):		
Paid-in capital		143,766,674
Accumulated net realized gain (loss) on investments		(564,293)
Accumulated net unrealized appreciation (depreciation) on investments		9,087,995
Net Assets ($)		**152,290,376**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		10,659,214
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**14.29**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended March 31, 2004

Investment Income ($):	
Interest Income	**7,126,432**
Expenses:	
Management fee–Note 3(a)	928,840
Shareholder servicing costs–Note 3(b)	156,428
Professional fees	49,140
Custodian fees	20,295
Trustees' fees and expenses–Note 3(c)	16,739
Prospectus and shareholders' reports	13,258
Registration fees	10,116
Loan commitment fees–Note 2	1,555
Miscellaneous	17,488
Total Expenses	**1,213,859**
Less–reduction in management fee due to undertaking–Note 3(a)	(6,596)
Net Expenses	**1,207,263**
Investment Income–Net	**5,919,169**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(244,747)
Net unrealized appreciation (depreciation) on investments	396,878
Net Realized and Unrealized Gain (Loss) on Investments	**152,131**
Net Increase in Net Assets Resulting from Operations	**6,071,300**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended March 31, | |
	2004	2003
Operations ($):		
Investment income–net	5,919,169	6,151,906
Net realized gain (loss) on investments	(244,747)	667,381
Net unrealized appreciation (depreciation) on investments	396,878	5,025,731
Net Increase (Decrease) in Net Assets Resulting from Operations	**6,071,300**	**11,845,018**
Dividends to Shareholders from ($):		
Investment income–net	**(5,892,086)**	**(6,169,004)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	25,013,243	37,289,223
Dividends reinvested	4,443,263	4,679,374
Cost of shares redeemed	(35,926,410)	(27,066,690)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(6,469,904)**	**14,901,907**
Total Increase (Decrease) in Net Assets	**(6,290,690)**	**20,577,921**
Net Assets ($):		
Beginning of Period	158,581,066	138,003,145
End of Period	**152,290,376**	**158,581,066**
Capital Share Transactions (Shares):		
Shares sold	1,757,248	2,642,104
Shares issued for dividends reinvested	312,102	330,526
Shares redeemed	(2,525,363)	(1,914,455)
Net Increase (Decrease) in Shares Outstanding	**(456,013)**	**1,058,175**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

		Year Ended March 31,			
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	14.27	13.72	13.86	13.37	13.97
Investment Operations:					
Investment income—net	.54[b]	.57[b]	.61[b]	.60	.58
Net realized and unrealized gain (loss) on investments	.02	.56	(.15)	.49	(.60)
Total from Investment Operations	.56	1.13	.46	1.09	(.02)
Distributions:					
Dividends from investment income—net	(.54)	(.58)	(.60)	(.60)	(.58)
Dividends from net realized gain on investments	–	–	–	(.00)[c]	–
Total Distributions	(.54)	(.58)	(.60)	(.60)	(.58)
Net asset value, end of period	14.29	14.27	13.72	13.86	13.37
Total Return (%)	4.02	8.31	3.44	8.31	(.10)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.78	.78	.77	.79	.79
Ratio of net investment income to average net assets	3.82	4.05	4.38	4.46	4.29
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.00[d]	–	.00[d]	.02	.03
Portfolio Turnover Rate	23.49	21.13	28.50	34.90	13.33
Net Assets, end of period ($ x 1,000)	152,290	158,581	138,003	135,571	125,702

[a] As required, effective April 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities. The effect of this change for the period ended March 31, 2002 was to increase net investment income per share by $.01 and decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 4.35% to 4.38%. Per share data and ratios/supplemental data for periods prior to April 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Amount represents less than .01%.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Connecticut Intermediate Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and Connecticut state income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge.

The fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. Treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date. Under the terms of the custody agreement, the fund received net earnings credits of $7,681 during the period ended March 31, 2004, based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At March 31, 2004, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $564,293 and unrealized appreciation $9,173,779.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to March 31, 2004. If not applied, $42,968 of the carryover expires in fiscal 2008, $276,703 expires in fiscal 2009 and $244,622 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended March 31, 2004 and March 31, 2003, were as follows: tax exempt income $5,892,086 and $6,169,004, respectively.

During the period ended March 31, 2004, as a result of permanent book to tax differences, the fund decreased accumulated undistributed investment income-net by $27,083, increased accumulated net realized gain (loss) on investments by $51,779 and decreased paid-in capital by $24,696. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended March 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from April 1, 2003 through March 31, 2004, to reduce the management fee paid by the fund, if the aggregate annual expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of .80 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $6,596 during the period ended March 31, 2004.

The components of Due to The Dreyfus Corporation and affiliates consists of: management fees $77,321 and transfer agency per account fees $8,000.

(b) Under the fund's Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended March 31, 2004, the fund was charged $82,307 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2004, the fund was charged $44,030 pursuant to the transfer agency agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on shares redeemed within thirty days following the date of issuance, including redemptions made through use of the fund exchange privilege. During the period ended March 31, 2004, redemption fees charged and retained by the fund amounted to $1,810.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2004, amounted to $35,558,392 and $43,292,153, respectively.

At March 31, 2004, the cost of investments for federal income tax purposes was $140,305,083; accordingly, accumulated net unrealized appreciation on investments was $9,173,779, consisting of $9,306,990 gross unrealized appreciation and $133,211 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse affect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Trustees
Dreyfus Connecticut Intermediate Municipal Bond Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus Connecticut Intermediate Municipal Bond Fund, including the statement of investments, as of March 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of March 31, 2004 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Connecticut Intermediate Municipal Bond Fund at March 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York
May 5, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended March 31, 2004 as "exempt-interest dividends" (not generally subject to regular federal and, for individuals who are Connecticut residents, Connecticut personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

David W. Burke (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

Diane Dunst (64)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, Huntting House Antiques

No. of Portfolios for which Board Member Serves: 11

Rosalind Gersten Jacobs (78)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Jay I. Meltzer (75)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Adjunct Clinical Professor of Medicine at Cornell Medical College

No. of Portfolios for which Board Member Serves: 11

Daniel Rose (74)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 21

————————

Warren B. Rudman (73)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Of Counsel to (from January 1993 to December 31, 2002, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

Other Board Memberships and Affiliations:
• Collins & Aikman Corporation, Director
• Allied Waste Corporation, Director
• Chubb Corporation, Director
• Raytheon Company, Director
• Boston Scientific, Director

No. of Portfolios for which Board Member Serves: 20

————————

Sander Vanocur (76)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 21

————————

Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 96 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 96 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 97 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 37 investment companies (comprised of 46 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 97 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 94 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 97 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 97 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 92 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Connecticut
Intermediate Municipal
Bond Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request
to info@dreyfus.com

On the Internet Information
can be viewed online or
downloaded from:

http://www.dreyfus.com

Custodian

The Bank of New York
100 Church Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

0914AR0304